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                              April 29, 2024

       Matthias Bodenstedt
       Chief Financial Officer
       MoonLake Immunotherapeutics
       Dorfstrasse 29, 6300
       Zug Switzerland

                                                        Re: MoonLake
Immunotherapeutics
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-39630

       Dear Matthias Bodenstedt:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Exhibits

   1. We note that your officers' Section 906 certifications furnished in Exhibits 32.1 and 32.2 pursuant to Rule
13-a14(b) of the Exchange Act refer to the year ended December 31,
                                                        2022 rather than for
the year ended December 31, 2023. Please file a full amendment to your Form 10-K which
includes corrected and currently dated Section 906 certifications.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Matthias Bodenstedt
MoonLake Immunotherapeutics
April 29, 2024
Page 2

       Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 with any questions.



FirstName LastNameMatthias Bodenstedt                   Sincerely,
Comapany NameMoonLake Immunotherapeutics
                                                        Division of Corporation
Finance
April 29, 2024 Page 2                                   Office of Life Sciences
FirstName LastName